SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2025

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact name of registrant as specified in its charter)

America Mobile

(Translation of Registrant´s name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel

Colonia Ampliación Granada

Alcaldía Miguel Hidalgo,

11529, Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the fourth quarter of 2024.

•	We surpassed 400 million access-lines in the fourth quarter. At the end of December we had 323 million wireless subscribers and 78 million fixed-line RGUs.

•

We gained 2.1 million postpaid clients, most of them coming from Brazil, Colombia and Mexico. In the prepaid segment we registered disconnections of 1.3 million following a clean-up of 1.0 million prepaid subs in Brazil.

•

We connected 320 thousand new broadband accesses, including 132 thousand in Mexico, 75 thousand in Brazil and 45 thousand in Argentina, to finish the year with 35 million broadband accesses, 4.7% more than a year before.

•

Fourth quarter revenue totaled 237 billion pesos, an 18.0% increase from the year-earlier quarter in Mexican peso terms, with service revenue rising 19.1% and EBITDA 16.4% to 91 billion pesos. These figures reflect the consolidation of Claro-VTR in Chile and the accounting adjustments on Argentina since it is a hyperinflationary economy. Excluding Argentina, service revenue growth was 10.7%, and EBITDA 8.6%.

•	At constant exchange rates service revenue increased 6.6% year-on-year and EBITDA 5.1%. Adjusted for one-offs EBITDA was up 7.2%.

•	Fixed-line service revenue increased 7.4% with broadband revenue and corporate networks rising 9.8% and 12.3%, respectively.

•	Mobile service revenue expanded 6.2% year-on-year driven by Brazil, Colombia, Ecuador and Peru.

•	Our operating profit, 46.4 billion pesos, was up 11.0% after depreciation and amortization charges that increased 22.6%, reflecting partly the consolidation of the Chilean operation.

•	Our net income, 9.5 billion pesos, was 47.5% lower on account of higher comprehensive financing costs. Nearly half of these financing costs was associated with foreign exchange losses.

•

Our net financing in cash flow terms, 19.3 billion pesos, coupled with our operating cash flow, covered 130.8 billion pesos in capital expenditures, 50.9 billion pesos in shareholder distributions and 25.4 billion pesos in labor obligations.

•	At the end of December our net debt—excluding leases—stood at 485 billion pesos, equivalent to 1.44 times LTM EBITDAaL. These figures already reflect the consolidation of Claro-VTR in Chile.

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América
Móvil
Consolidated

Mexico

Brazil

Colombia

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America

Central
America and The
Caribbean

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Other
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Appendix

Glossary

We will host our conference call to discuss 4Q24 financial and operating results on February 12th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

América Móvil Fundamentals

	4Q24	4Q23

Earnings per Share (Mex$) (1)	0.15	0.29

Earning per ADR (US$) (2)	0.15	0.33

EBITDA per Share (Mex$) (3)	1.49	1.25

EBITDA per ADR (US$)	1.48	1.42

Net Income (millions of Mex$)	9,480	18,062

Average Shares Outstanding (billion)	61.2	62.7

Shares Outstanding End of Period (billion)	61.0	62.5

(1) Net Income / Average Shares Outstanding

(2) 20 shares per ADR

(3) EBITDA / Average Shares Outstanding

América Móvil’s Subsidiaries as of December 2024

Country	Brand	Main Activity	Equity

Mexico	Telcel	wireless	100.0%

	Telmex	wireline	100.0%

Argentina	Claro	wireless/wireline	100.0%

Austria	A1	wireless/wireline	60.6%

	EuroTeleSites	towers	57.0%

Brazil	Claro	wireless/wireline	99.6%

Chile	Claro	wireless/wireline	94.9%

Colombia	Claro	wireless/wireline	99.4%

Costa Rica	Claro	wireless/wireline	100.0%

The Dominican Republic	Claro	wireless/wireline	100.0%

Ecuador	Claro	wireless/wireline	100.0%

El Salvador	Claro	wireless/wireline	95.9%

Guatemala	Claro	wireless/wireline	99.3%

Honduras	Claro	wireless/wireline	100.0%

Nicaragua	Claro	wireless/wireline	99.6%

Paraguay	Claro	wireless/wireline	100.0%

Peru	Claro	wireless/wireline	100.0%

Puerto Rico	Claro	wireless/wireline	100.0%

Uruguay	Claro	wireless	100.0%

Content

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América
Móvil
Consolidated

Mexico

Brazil

Colombia

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America

Central
America and The
Caribbean

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Other
European

Currency
Exchange
Rates

Appendix

Glossary

Note

The reported figures for Argentina corresponding to the fourth quarter of 2024 are presented in accordance with IAS29 reflecting the effects of inflationary accounting as the Argentinean economy is deemed to be hyperinflationary. All comparisons at constant exchange rates for América Móvil’s consolidated figures will exclude Argentina to ensure consistency.

Relevant Events

Extraodinary shareholders meeting

In an extraordinary shareholders’ meeting in November the following was approved: a) an additional MXP$15,000 million, over the existing fund balance, to expand AMX’s buyback program for the period April 2024–April 2025; and b) that AMX cancel treasury shares acquired through its buyback program, amending its bylaws to reduce its capital stock accordingly.

Access Lines

At the end of December we surpassed 400 million access lines. We had 323 million wireless subscribers and 78 million fixed-line RGUs.

2.1M postpaid net adds

We added 852 thousand wireless subscribers in the fourth quarter—2.1 million postpaid net gains and 1.3 million prepaid losses—and ended December with 323 million wireless subscribers after the incorporation of 5.9 million subscribers from Chile. Our postpaid base was up 5.3%; Brazil led the way in terms of postpaid net adds with 655 thousand subscribers followed by Colombia with 178 thousand and Mexico with 141 thousand. For the prepaid segment Mexico contributed 302 thousand new subscribers, the Central America block 196 thousand and Colombia 178 thousand whereas in Brazil we effected a clean-up of 1.0 million subscribers.

320k new broadband clients

On the fixed-line segment we connected 320 thousand new broadband clients but registered disconnections in PayTV and fixed-line voice of 13 thousand and 74 thousand, respectively.

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Consolidated

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Appendix

Glossary

Wireless subscribers as of December 2024

Total(1) (Thousands)

Country	Dec ’24	Sep ’24	Var. %	Dec ’23	Var. %

Argentina, Paraguay and Uruguay	29,158	28,840	1.1%	28,043	4.0%

Austria(2)	11,964	11,320	5.7%	10,234	16.9%

Brazil	87,145	88,276	-1.3%	86,951	0.2%

Central America	17,241	16,969	1.6%	17,266	-0.1%

The Caribbean	7,910	7,836	0.9%	7,592	4.2%

Colombia	40,953	40,597	0.9%	39,240	4.4%

Chile	5,902	5,924	-0.4%	5,124	15.2%

Eastern Europe	15,159	15,347	-1.2%	15,011	1.0%

Ecuador	9,862	9,689	1.8%	9,426	4.6%

Mexico	84,613	84,171	0.5%	83,834	0.9%

Peru	12,686	12,772	-0.7%	12,510	1.4%

Total Wireless Lines	322,593	321,740	0.3%	315,230	2.3%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

(2) Includes A1 Digital M2M subscribers.

Fixed-Line and Other Accesses (RGUs) as of December 2024

Total(1) (Thousands)

Country	Dec ’24	Sep ’24	Var. %	Dec ’23	Var. %

Argentina, Paraguay and Uruguay	4,026	3,930	2.4%	3,549	13.4%

Austria	2,727	2,754	-1.0%	2,847	-4.2%

Brazil	22,390	22,509	-0.5%	23,089	-3.0%

Central America	5,203	5,120	1.6%	4,923	5.7%

The Caribbean	2,843	2,829	0.5%	2,787	2.0%

Colombia	9,583	9,561	0.2%	9,440	1.5%

Chile	3,035	3,122	-2.8%	3,173	-4.3%

Eastern Europe	3,625	3,539	2.4%	3,423	5.9%

Ecuador	597	579	3.1%	560	6.6%

Mexico	21,936	21,815	0.6%	21,171	3.6%

Peru	1,971	1,948	1.2%	1,913	3.0%

Total RGUs	77,936	77,704	0.3%	76,875	1.4%

(1) Fixed Line, Broadband and Television (Cable & DTH).

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Appendix

Glossary

Broadband accesses as of December 2024

Total(1) (Thousands)

Country	Dec ’24	Sep ’24	Var. %	Dec ’23	Var. %

Argentina, Paraguay and Uruguay	1,688	1,639	3.0%	1,452	16.2%

Austria	1,250	1,258	-0.6%	1,284	-2.6%

Brazil	10,279	10,204	0.7%	9,991	2.9%

Central America	1,685	1,645	2.4%	1,552	8.6%

The Caribbean	1,086	1,076	1.0%	1,049	3.5%

Colombia	3,432	3,421	0.3%	3,372	1.8%

Chile	1,435	1,470	-2.4%	1,482	-3.2%

Eastern Europe	1,541	1,511	2.0%	1,450	6.3%

Ecuador	351	344	1.8%	323	8.6%

Mexico	11,209	11,077	1.2%	10,489	6.9%

Peru	1,058	1,048	1.0%	996	6.2%

Total Broadband Accesses	35,013	34,694	0.9%	33,441	4.7%

(1) Includes total subscribers of all companies in which América Móvil holds an economic interest; does not consider the date in which the companies started being consolidated.

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Appendix

Glossary

América Móvil Consolidated Results

The fourth quarter ended with a renewed surge in U.S. interest rates, with ten-year Treasury yields jumping approximately 80 basis points in the quarter to finish the year just shy of 4.60%, roughly the highest level since the end of April. This significant increase in long term interest rates took place not long after the FED reduced its policy rates by 50 basis points in September, fourteen months after completing a period of policy rate hikes. A stronger than expected labor market and economic activity led to major revisions in expectations regarding future reductions in policy rates by the FED and hence the path of medium and long-term yields, all of which resulted in the spike in yields mentioned above. Throughout the period substantially all the currencies in our region of operations depreciated vs. the U.S. dollar, with the Brazilian real experiencing the worst decline of all, 13.7%, followed by the Chilean peso, 11.0%, and the euro 7.0%.

Our fourth quarter revenue was up 18.0% in Mexican peso terms to 236.9 billion pesos, with service revenue climbing 19.1% and EBITDA 16.4%, to 91.1 billion pesos. Those rates of increase reflect the consolidation of the Chilean operation from November 1st but were largely boosted by the accounting methodology associated with the Argentinean operations. Since these operations take place in a country that is considered hyperinflationary, the annual revenue is adjusted for inflation and expressed in December 2024 prices, then converted to Mexican pesos at the end-of-year exchange rate, per rule IFRS 29. The fourth quarter figures are obtained subtracting from the annual figures those obtained through September. Since Argentina’s rate of inflation was 118% through December, whereas the Argentinean peso only depreciated 4% vs. the Mexican peso—it had depreciated sharply in December 2023—the accounting adjustments mentioned are considerable when expressed in Mexican pesos. Excluding Argentina, and therefore those variations having to do with the accounting methodology, America Movil’s fourth quarter revenue increased 10.0% in Mexican peso terms, with 10.7% service revenue growth and 8.6% EBITDA growth. On the consolidation of the Chilean operation its contribution to our consolidated revenue over the last two months of the year amounted to 3.8 billion Mexican pesos.

At constant exchange rates—and as has been customary in our quarterly reports, excluding Argentina from this calculation—our fourth quarter revenue rose 5.7% year-on-year on the back of a 6.6% service revenue increase, the best performance in over a year, with EBITDA expanding 5.1% before one-off adjustments and 7.2% after those adjustments were made. These increases include the impact of the consolidation of the Chilean operations that was felt more strongly in the fixed-line platform as can be seen below.

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Appendix

Glossary

Mobile service revenue expanded 6.2% year-on-year in the fourth quarter; without Chile it would have been up 5.1%, in line with the pace of growth seen the prior three quarters. Postpaid revenue rose 8.5% in the quarter compared to 6.3% the prior quarter, whereas prepaid revenue increased 2.5%, down from 3.6% in the third quarter. Mobile service revenue accelerated in Brazil, Colombia, Ecuador and Peru, offsetting the deceleration observed in Mexico and Central America.

Fixed-line service revenue climbed 7.4% including the Chilean operation and would have posted a 4.0% increase without it, in line with the increase observed in the second quarter but lower than the growth rate of the third quarter. Broadband revenue growth accelerated to a 9.8% pace from 7.4% the prior quarter and corporate networks revenue to 12.3% from 10.1%, with PayTV revenue growth hitting 5.2% compared to a 0.8% decline observed in the third quarter. Fixed-service revenue growth decelerated in Mexico, Brazil and Colombia from the pace seen the prior quarter but increased at a faster pace in Austria and Eastern Europe, as well as in Central America.

We turned an operating profit of 46.4 billion pesos in the fourth quarter, 11.0% higher than that of the year-earlier quarter after depreciation and amortization charges that increased 22.6%, reflecting partly the consolidation of the Chilean operation, the inflationary adjustment of the Argentinean assets and the amortization of new licenses acquired in 2023 and 2024 in Austria and Colombia.

Our net income came in at 9.5 billion pesos in the fourth quarter and was 47.5% lower year-on-year on account of higher comprehensive financing costs. These totaled 29.8 billion pesos, nearly half of which was associated with foreign exchange losses. Our net income was equivalent to 15 pesos cents per share and 15 dollar cents per ADR.

Our net debt ended the year at 485 billion pesos excluding capitalized lease obligations. In cash flow terms it increased 19.3 billion pesos and helped us finance 130.8 billion pesos in capital expenditures, 50.9 billion pesos in shareholder distributions and 25.4 billion pesos in the amortization of labor obligations. At the end of the year our net debt stood at 1.44 times LTM EBITDA. The latter figure already reflects the impact of the consolidation of Claro/VTR in Chile in América Móvil from October 31st.

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Appendix

Glossary

América Móvil’s Income Statement Millions of Mexican pesos

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Service Revenue	196,253	164,740	19.1%	730,451	672,050	8.7%

Equipment Revenue	37,101	33,417	11.0%	127,362	126,859	0.4%

Other Revenue	3,586	2,555	40.4%	11,408	17,104	-33.3%

Total Revenue	236,940	200,713	18.0%	869,221	816,013	6.5%

Cost of Service	58,833	49,469	18.9%	219,518	204,613	7.3%

Cost of Equipment	33,804	29,828	13.3%	111,660	111,863	-0.2%

Selling, General & Administrative Expenses	50,862	41,959	21.2%	186,516	173,001	7.8%

Others	2,332	1,191	95.8%	7,298	6,966	4.8%

Total Costs and Expenses	145,832	122,446	19.1%	524,992	496,443	5.8%

EBITDA	91,108	78,267	16.4%	344,228	319,570	7.7%

% of Total Revenue	38.5%	39.0%		39.6%	39.2%

Adjusted EBITDA(1)	90,941	76,656	18.6%	343,537	312,361	10.0%

% of Total Revenue	38.5%	38.2%		39.6%	38.6%

Depreciation & Amortization	44,717	36,459	22.6%	164,128	151,786	8.1%

EBIT	46,391	41,808	11.0%	180,100	167,784	7.3%

% of Total Revenue	19.6%	20.8%		20.7%	20.6%

Net Interest Expenses	12,601	9,267	36.0%	47,012	34,917	34.6%

Other Financial Expenses	4,922	5,502	-10.5%	-5,619	26,815	-121.0%

Foreign Exchange Loss	12,326	840	n.m.	70,698	-14,654	n.m.

Comprehensive Financing Cost (Income)	29,850	15,609	91.2%	112,091	47,078	138.1%

Income & Deferred Taxes	4,772	5,431	-12.1%	29,832	34,544	-13.6%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	11,770	20,767	-43.3%	38,177	86,161	-55.7%

Equity Participation in Results of Affiliates	-807	-1,640	50.8%	-5,179	-5,372	3.6%

Minority Interest	-1,483	-1,065	-39.2%	-4,689	-4,679	-0.2%

Net Income	9,480	18,062	-47.5%	28,308	76,111	-62.8%

(1)Adjusted for extraordinary items, particularly the sale of towers by Claro Peru, Claro Dominicana and Telmex.

n.m. Not meaningful.

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Appendix

Glossary

América Móvil’s Income Statement (excluding Argentina) Millions of Mexican pesos

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Service Revenue	185,634	167,646	10.7%	695,988	656,789	6.0%

Equipment Revenue	35,574	34,204	4.0%	122,261	123,252	-0.8%

Other Revenue	3,573	2,565	39.3%	11,369	17,074	-33.4%

Total Revenue	224,781	204,416	10.0%	829,618	797,115	4.1%

Cost of Service	55,802	50,378	10.8%	208,681	199,672	4.5%

Cost of Equipment	32,760	30,315	8.1%	108,374	109,813	-1.3%

Selling, General & Administrative Expenses	47,406	42,862	10.6%	176,029	167,761	4.9%

Others	2,246	1,182	90.1%	6,905	6,967	-0.9%

Total Costs and Expenses	138,215	124,736	10.8%	499,989	484,213	3.3%

EBITDA	86,566	79,680	8.6%	329,628	312,902	5.3%

% of Total Revenue	38.5%	39.0%		39.7%	39.3%

Adjusted EBITDA(1)	86,399	78,069	10.7%	328,937	305,693	7.6%

% of Total Revenue	38.6%	38.2%		39.7%	38.7%

Depreciation & Amortization	41,586	37,377	11.3%	153,383	146,727	4.5%

EBIT	44,980	42,303	6.3%	176,245	166,175	6.1%

% of Total Revenue	20.0%	20.7%		21.2%	20.8%

Net Interest Expenses	12,863	9,360	37.4%	47,804	35,274	35.5%

Other Financial Expenses	7,643	3,221	137.3%	19,768	36,886	-46.4%

Foreign Exchange Loss	10,002	-7,270	237.6%	60,592	-38,081	259.1%

Comprehensive Financing Cost (Income)	30,509	5,311	n.m.	128,164	34,079	276.1%

Income & Deferred Taxes	2,680	7,868	-65.9%	19,878	39,304	-49.4%

Net Income before Minority Interest and Equity Participation in Results of Affiliates	11,792	29,123	-59.5%	28,203	92,791	-69.6%

Equity Participation in Results of Affiliates	-807	-1,641	50.8%	-5,179	-5,370	3.6%

Minority Interest	-1,469	-1,061	-38.4%	-4,633	-4,663	0.6%

Net Income	9,516	26,421	-64.0%	18,390	82,759	-77.8%

(1) Adjusted for extraordinary items, particularly the sale of towers by Claro Peru, Claro Dominicana and Telmex.

n.m. Not meaningful.

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Appendix

Glossary

Balance Sheet - América Móvil Consolidated(1) Millions of Mexican Pesos

	Dec ‘24	Dec ‘23	Var.%		Dec ‘24	Dec ‘23	Var.%

Current Assets				Current Liabilities

Cash, Marketable Securities & Other Short Term Investments	83,336	100,353	-17.0%	Short Term Debt	104,211	160,964	-35.3%

Accounts Receivable	247,778	208,248	19.0%	Lease-Related Debt(2)	35,437	24,375	45.4%

Other Current Assets	14,820	12,294	20.5%	Accounts Payable	155,697	153,328	1.5%

Inventories	23,751	19,272	23.2%	Other Current Liabilities	208,028	185,740	12.0%

	369,685	340,167	8.7%		503,374	524,407	-4.0%

Non Current Assets				Non Current Liabilities

Plant & Equipment, gross	1,472,259	1,233,364	19.4%	Long Term Debt	464,271	339,713	36.7%

-Depreciation	764,979	604,713	26.5%	Lease-Related Debt(2)	177,666	100,794	76.3%

Plant & Equipment, net	707,280	628,651	12.5%	Other Liabilities	224,538	177,569	26.5%

Rights of Use(2)	199,460	113,568	75.6%		866,476	618,077	40.2%

Investments in Affiliates and Other Investments	17,587	29,295	-40.0%

Deferred Assets

Goodwill (Net)	161,585	146,079	10.6%

Intangible Assets	141,737	121,499	16.7%	Shareholder’s Equity	436,694	421,702	3.6%

Deferred Assets	209,209	184,927	13.1%

Total Assets	1,806,543	1,564,186	15.5%	Total Liabilities and Equity	1,806,543	1,564,186	15.5%

(1) Includes current portion of Long Term Debt.

(2) Renewal of a 10-year contract between Telcel and Telesites.

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Glossary

Mexico

141k postpaid gains & 132k new broadband accesses

We added 443 thousand wireless subscribers in the quarter that include 141 thousand contract clients and 302 thousand prepaid subs. We finished the year with 84.6 million wireless subscribers. On the fixed-line platform we connected 132 thousand new broadband accesses but disconnected 10 thousand landlines. We serviced a total of 21.9 million RGUs by year-end.

Broadband revenue up 6.4% YoY

Our fourth quarter revenue totaled 83.9 billion pesos, with lower equipment revenue but with service revenue increasing 3.5% annually. Fixed-line service revenue expanded 3.9%, with corporate networks revenue rising 6.9% and broadband revenue up 6.4%, in line with the third quarter. With over 85% of our clients connected with FTTH, Telmex is positioned to keep growing with attractive plans offering high-speed connectivity bundled with trending entertainment options and best in class IT solutions for corporates and small businesses. Mobile service revenue increased 3.3%, with postpaid revenue growth rising from 3.4% in the third quarter to 5.9% in the current period while prepaid revenue grew 1.4% down from 4.1% in the third quarter, on account of the slowdown of economic activity in the period. Blended ARPU was up 2.2% to 180 pesos.

EBITDA margin at 41.3% of revenue, +70 basis points

In spite of strong commercial activity, EBITDA increased 0.9% year-on-year to 34.6 billion pesos. The EBITDA margin improved by 70 basis points from the year-earlier quarter, reaching 41.3%.

Biennial IFT evaluation of asymmetrical regulations

On November 6th, the Federal Telecommunications Institute (IFT) issued a resolution—as part of its third biennial evaluation of asymmetrical regulations—that modifies and adds new asymmetrical regulations for mobile and fixed services. Whereas these measures are not foreseen to be materially detrimental to our operation.

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América
Móvil
Consolidated

Mexico

Brazil

Colombia

Other South
America

Central
America and The
Caribbean

Austria

Other
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Currency
Exchange
Rates

Appendix

Glossary

INCOME STATEMENT - Mexico Millions of MxP

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	83,851	84,447	-0.7%	332,024	324,417	2.3%

Total Service Revenue	66,299	64,081	3.5%	262,114	249,958	4.9%

Wireless Revenue	61,252	62,673	-2.3%	240,246	238,266	0.8%

Service Revenue	45,473	44,039	3.3%	178,687	171,483	4.2%

Equipment Revenue	15,779	18,634	-15.3%	61,559	66,783	-7.8%

Fixed Line Revenue(2)	20,926	20,143	3.9%	83,748	78,885	6.2%

Other Revenue	1,673	1,631	2.6%	8,030	7,266	10.5%

EBITDA	34,630	34,318	0.9%	140,397	132,308	6.1%

% total revenue	41.3%	40.6%		42.3%	40.8%

Adjusted EBITDA(3)	34,630	34,260	1.1%	139,873	131,312	6.5%

% total revenue	41.3%	40.6%		42.2%	40.6%

EBIT	26,326	25,587	2.9%	106,958	97,973	9.2%

% total revenue	31.4%	30.3%		32.2%	30.2%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2)Includes equipment revenue.

(3)Adjusted for the sale of towers in Telmex in 2024 and 2023.

  Mexico Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	84,613	83,834	0.9%

Postpaid	15,451	14,998	3.0%

Prepaid	69,163	68,836	0.5%

ARPU (MxP)	180	176	2.2%

Churn (%)	3.2%	3.3%	(0.1)

Revenue Generating Units (RGUs)(1)	21,936	21,171	3.6%

Fixed Lines	10,727	10,682	0.4%

Broadband	11,209	10,489	6.9%

(1) Fixed Line and Broadband.

Content

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América
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Consolidated

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Appendix

Glossary

Brazil

655k postpaid net adds & 75k new broadband accesses

In the fourth quarter we continued to grow in the postpaid segment, adding 655 thousand subscribers. In December we disconnected 1.8 million prepaid subscribers following a cleanup of 1.0 million clients; thus we posted a net loss of 1.1 million wireless subscribers. On the fixed-line platform we added 75 thousand broadband accesses and disconnected 74 thousand PayTV units and 120 thousand landlines. At the end of the year we had 87.1 million wireless subscribers—14 million of which are 5G subscribers—and 22.4 million fixed-line RGUs.

Mobile service revenue +10.1% YoY

Revenue was up 7.4% in the quarter to 12.6 billion reais, as mobile service revenue increased 10.1% driven by 13.1% postpaid revenue growth. In the fixed-line segment service revenue rose 2.9%, helped along by broadband and corporate networks revenue that expanded 7.3% and 8.6%, respectively. PayTV revenue declined 3.7%, as was the case of the prior quarter.

Adjusted EBITDA +12.1% YoY

EBITDA came in at 5.5 billion reais, an 8.5% year-on-year increase, with the EBITDA margin climbing 40 basis points to 43.8%, roughly at the highest level it has attained. Adjusting for an extraordinary revenue in the 4Q23 having to do with the elimination of an obligation provision having to do with the purchase of Oi’s subscribers, EBITDA growth came to be 12.1%.

Claro was awarded the Top of Mind award in the 5G and Broadband category, as well as the Premio Consumidor Moderno 2024 for excellence in customer service in the same categories.

  INCOME STATEMENT - Brazil Millions of BrL

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	12,584	11,718	7.4%	48,696	45,648	6.7%

Total Service Revenue	11,770	11,015	6.9%	46,122	43,396	6.3%

Wireless Revenue	7,504	6,786	10.6%	28,517	25,919	10.0%

Service Revenue	6,719	6,105	10.1%	26,023	23,797	9.4%

Equipment Revenue	784	682	15.1%	2,494	2,122	17.5%

Fixed Line Revenue(2)	5,065	4,910	3.1%	20,123	19,598	2.7%

EBITDA	5,507	5,075	8.5%	21,199	19,075	11.1%

% total revenue	43.8%	43.3%		43.5%	41.8%

Adjusted EBITDA(3)	5,507	4,913	12.1%	21,199	18,913	12.1%

% total revenue	43.8%	41.9%		43.5%	41.4%

EBIT	2,347	1,893	24.0%	8,627	6,679	29.2%

% total revenue	18.6%	16.2%		17.7%	14.6%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2)Includes equipment revenue.

(3) Adjusted for the settlement with Oi on the price of the mobile business acquired by Claro in 2023.

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América
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Appendix

Glossary

  Brazil Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	87,145	86,951	0.2%

Postpaid	53,896	51,488	4.7%

Prepaid	33,249	35,463	-6.2%

ARPU (BrL)	25	24	7.5%

Churn (%)	3.1%	2.1%	1.0

Revenue Generating Units (RGUs)(1)	22,390	23,089	-3.0%

Fixed Lines	7,387	7,936	-6.9%

Broadband	10,279	9,991	2.9%

PayTV	4,724	5,162	-8.5%

(1) Fixed Line, Broadband and Television. The number of Pay TV units has been adjusted to the criteria by which we report to the local regulator.

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América
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Consolidated

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Appendix

Glossary

Colombia

356k wireless net adds

Wireless net additions in the quarter came in at 356 thousand; 178 thousand of them were contract clients. Our wireless base ended December just under 41 million subscribers, 4.4% more than a year before. On the fixed-line segment we added 22 thousand RGUs—half of which were broadband accesses—taking the base to 9.6 million.

Mobile service revenue +5.1% YoY

Fourth quarter revenue increased 12.2% to 4.4 trillion Colombian pesos on record high equipment sales, up 13.9%, and certain extraordinary revenue amounting to 271 billion pesos having to do with an old interconnection dispute and the release of certain provisions. At 4.6% service revenue growth maintained its pace from the prior quarter. Momentum in the mobile segment stemming from the rapid deployment of 5G networks in 20 cities, translated into service revenue growth picking up to 5.1% in the fourth quarter from 4.0% in the prior quarter. Prepaid service revenue growth, 8.5%, was twice as fast as that of the third quarter. On the fixed-line platform service revenue rose 3.9% on the back of corporate networks revenue—it accounts now for 17% of fixed-line service revenue—and from broadband revenue, up 23.5% and 4.4%, respectively.

Adjusted EBITDA +1.8% YoY

Fourth quarter EBITDA climbed 4.0% to reach 1.7 trillion Colombian pesos. Correcting for the aforementioned extraordinary revenue and certain extraordinary costs that mostly offset such revenue, the adjusted EBITDA growth rate was 1.8%. The EBITDA margin for the period stood at 38.8% of revenue, three percentage points lower than that of a year before, reflecting the loss over the quarter of certain judicial proceedings.

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América
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Consolidated

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Appendix

Glossary

  INCOME STATEMENT - Colombia Billions of COP

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	4,360	3,885	12.2%	15,894	15,154	4.9%

Total Service Revenue	3,058	2,922	4.6%	11,961	11,579	3.3%

Wireless Revenue	2,794	2,615	6.8%	10,484	10,169	3.1%

Service Revenue	1,830	1,740	5.1%	7,101	6,894	3.0%

Equipment Revenue	965	875	10.2%	3,383	3,276	3.3%

Fixed Line Revenue(2)	1,295	1,213	6.8%	5,005	4,790	4.5%

Other Revenue	271	57	377.9%	405	194	108.4%

EBITDA	1,690	1,625	4.0%	6,466	6,321	2.3%

% total revenue	38.8%	41.8%		40.7%	41.7%

Adjusted EBITDA(3)	1,654	1,625	1.8%	6,430	6,321	1.7%

% total revenue	39.9%	41.8%		41.0%	41.7%

EBIT	816	797	2.5%	2,973	3,157	-5.8%

% total revenue	18.7%	20.5%		18.7%	20.8%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2)Includes equipment revenue.

(3)Adjusted for an extraordinary item having to do with an old interconnection dispute and the release of certain provisions.

Colombia Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)(1)	40,953	39,240	4.4%

Postpaid	10,862	10,217	6.3%

Prepaid	30,091	29,023	3.7%

ARPU (COP)	15,639	14,977	4.4%

Churn (%)	2.9%	3.6%	(0.7)

Revenue Generating Units (RGUs)(2)	9,583	9,440	1.5%

(1)Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (MinTIC).

(2)Fixed Line, Broadband and Television.

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Consolidated

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Appendix

Glossary

Peru

102k postpaid net adds

We disconnected 86 thousand subscribers in the fourth quarter following a subscriber clean-up of 188 thousand prepaid subscribers. On the postpaid segment we gained 102 thousand new clients. Our wireless subscriber base ended the year with 12.7 million, 1.4% more than in 2023. On the fixed-line segment we connected 23 thousand RGUs—which comprise 10 thousand broadband accesses—ending the year with nearly two million.

Service revenue +5.7% YoY

Revenue was up 4.5% annually to 1,675 million soles. Service revenue increased 5.7%, with mobile service revenue growing 6.6%, up from 5.5% in the prior quarter. Fixed-line service revenue rose 3.0%, with corporate networks revenue growing 19.9% and that of broadband 3.4%.

EBITDA +7.3% YoY

EBITDA came in at 643 million soles, 7.3% higher than a year before. EBITDA was equivalent to 38.4% of revenue, entailing a margin expansion of 100 basis points relative to last year.

INCOME STATEMENT - Peru Millions of Soles

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	1,675	1,604	4.5%	6,610	7,226	-8.5%

Total Service Revenue	1,319	1,248	5.7%	5,169	4,892	5.6%

Wireless Revenue	1,342	1,268	5.8%	5,284	5,090	3.8%

Service Revenue	996	935	6.6%	3,881	3,679	5.5%

Equipment Revenue	346	334	3.6%	1,403	1,412	-0.6%

Fixed Line Revenue(2)	323	314	3.0%	1,288	1,214	6.1%

Other Revenue	10	22	-52.2%	39	922	-95.8%

EBITDA	643	599	7.3%	2,506	2,948	-15.0%

% total revenue	38.4%	37.4%		37.9%	40.8%

Adjusted EBITDA(3)				2,506	2,299	9.0%

% total revenue				37.9%	36.2%

EBIT	304	277	9.5%	1,182	1,651	-28.4%

% total revenue	18.1%	17.3%		17.9%	22.8%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions.

(2)Includes equipment revenue.

(3)Adjusted for the sale of towers in 2023.

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América
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Appendix

Glossary

Peru Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	12,686	12,510	1.4%

Postpaid	6,381	5,981	6.7%

Prepaid	6,305	6,529	-3.4%

ARPU (Sol)	26	25	3.5%

Churn (%)	4.5%	4.2%	0.3

Revenue Generating Units (RGUs)(1)	1,971	1,913	3.0%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

Ecuador

172k wireless net adds

Mobile net additions registered a major increase, 172 thousand new subscribers. Our wireless base ended the quarter just shy of 10 million subscribers. On the fixed-line platform we connected 18 thousand fixed-line accesses in the quarter, including six thousand new broadband units, to end the year with 597 thousand RGUs.

Service revenue +2.8% YoY

After several quarters of declines, revenue was up 3.2% over the year to 275 million dollars. Service revenue rose 2.8%, with mobile and fixed-line revenue expanding 3.0%—the best performance in over four quarters—and 1.6%, respectively.

EBITDA +3.1% YoY

The quarter’s EBITDA increased 3.1% year-on-year to 133 million dollars; in the third quarter it had declined 1.4%. The EBITDA margin was practically flat at 48.4%.

INCOME STATEMENT - Ecuador Millions of Dollars

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	275	266	3.2%	1,039	1,045	-0.6%

Total Service Revenue	238	231	2.8%	914	914	0.0%

Wireless Revenue	244	237	3.1%	923	934	-1.1%

Service Revenue	211	205	3.0%	807	809	-0.2%

Equipment Revenue	33	32	3.5%	115	125	-7.5%

Fixed Line Revenue(2)	28	27	4.7%	109	107	1.6%

EBITDA	133	129	3.1%	504	505	-0.3%

% total revenue	48.4%	48.5%		48.5%	48.4%

EBIT	74	94	-20.4%	281	303	-7.4%

% total revenue	27.1%	35.2%		27.0%	29.0%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2)Includes equipment revenue.

Ecuador Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	9,862	9,426	4.6%

Postpaid	2,285	2,282	0.1%

Prepaid	7,576	7,144	6.1%

ARPU (US$)	7	7	-1.3%

Churn (%)	2.6%	3.2%	(0.5)

Revenue Generating Units (RGUs)(1)	597	560	6.6%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

288k wireless net adds & 98k new fixed-RGUs

We gained 288 thousand wireless subscribers in the fourth quarter, including 124 thousand postpaids. Our wireless base ended the period with 25.9 million subscribers, 3.9% more than a year before. On the fixed-line platform, we added 98 thousand fixed-line RGUs, including 45 thousand broadband accesses and 11 thousand PayTV subscriptions, to reach a total of 3.7 million fixed-line RGUs, 14.2% more than in 2023.

Service revenue +28.2% YoY

The gradual yet consistent decline in inflation and a slight recovery in real wages bolstered consumer confidence as households regained purchasing power and were able to spend more on essential goods and services. Our figures for the last quarter reflect such trends, with revenue rising 20.2% annually in after-inflation terms, up from 10.0% in the third quarter, with service-revenue growth accelerating to a 28.2% pace. Mobile service revenue growth nearly doubled to 24.3%, whereas fixed-line service revenue shot up 45.8% reflecting strong consumer preference for our fiber-optic network and attractive commercial plans. Broadband revenue increased 58.6% while PayTV revenue rose 48.2% in after-inflation terms.

EBITDA margin at 39.9% of revenue, +1.4pp YoY

With strong commercial activity EBITDA growth, 24.5% year-on-year, more than doubled relative to that of the third quarter. Strong operating leverage helped the EBITDA margin climb 1.4 percentage points to 39.9%.

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Appendix

Glossary

INCOME STATEMENT - Argentina Millions of Constant ARS as of December 2024

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	547,884	455,691	20.2%	2,015,019	1,949,716	3.3%

Total Service Revenue	478,768	373,478	28.2%	1,753,296	1,574,182	11.4%

Wireless Revenue	448,070	387,149	15.7%	1,656,094	1,674,074	-1.1%

Service Revenue	379,557	305,415	24.3%	1,396,363	1,301,687	7.3%

Equipment Revenue	68,514	81,734	-16.2%	259,731	372,387	-30.3%

Fixed Line Revenue(2)	99,211	68,063	45.8%	356,933	272,496	31.0%

EBITDA	218,357	175,443	24.5%	791,366	765,164	3.4%

% total revenue	39.9%	38.5%		39.3%	39.2%

EBIT	195,515	147,641	32.4%	706,095	641,413	10.1%

% total revenue	35.7%	32.4%		35.0%	32.9%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other revenue.

(2)Includes equipment revenue.

Argentina Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	25,909	24,928	3.9%

Postpaid	9,648	9,448	2.1%

Prepaid	16,261	15,480	5.0%

ARPU (ARS)	4,798	1,582	203.3%

Churn (%)	1.2%	1.2%	(0.0)

Revenue Generating Units (RGUs)(1)	3,668	3,212	14.2%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

Central America

272k wireless net adds

Altogether, our Central American operations added 272 thousand new mobile subscribers in the fourth quarter—including 75 thousand postpaid clients—to finish December with 17.2 million subscribers. On the fixed-line platform we gained 83 thousand units, of which 40 thousand were broadband accesses and 27 thousand PayTV subscriptions.

Mobile service revenue 10.8% YoY

Revenue increased 9.6% year-on-year to 696 million dollars, with service revenue rising 8.9%. Mobile service revenue growth remained strong at 10.8% in the period, with postpaid service revenue growth accelerating to a rate of 12.5% annually. On the fixed-line platform, service revenue increased 5.2%, up from 3.9% in the third quarter, led by broadband revenue that expanded 9.3%, closely followed by corporate networks up 9.2%.

EBITDA +18.5% YoY

EBITDA came in at 321 million dollars, an 18.5% increase over the year-earlier quarter on greater operating leverage. The EBITDA margin climbed 3.5 percentage points over the period, to 46.1%.

INCOME STATEMENT - Central America Millions of Dollars

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	696	635	9.6%	2,622	2,477	5.8%

Total Service Revenue	608	558	8.9%	2,319	2,159	7.4%

Wireless Revenue	491	438	12.0%	1,826	1,700	7.4%

Service Revenue	412	372	10.8%	1,554	1,423	9.2%

Equipment Revenue	79	66	19.0%	272	277	-1.7%

Fixed Line Revenue(2)	198	192	3.1%	778	760	2.4%

EBITDA	321	271	18.5%	1,143	1,041	9.8%

% total revenue	46.1%	42.7%		43.6%	42.0%

EBIT	163	132	23.4%	538	492	9.4%

% total revenue	23.4%	20.8%		20.5%	19.9%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenues includes other revenue.

(2)Includes equipment revenue.

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Appendix

Glossary

Central America Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	17,241	17,266	-0.1%

Postpaid	2,793	2,592	7.8%

Prepaid	14,447	14,674	-1.5%

ARPU (US$)	8	7	10.4%

Churn (%)	5.5%	5.7%	(0.2)

Revenue Generating Units (RGUs)(1)	5,203	4,923	5.7%

(1)Fixed Line, Broadband and Television.

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Appendix

Glossary

The Caribbean

74k wireless net adds

We gained 74 thousand net subscriber additions in the quarter including 25 thousand postpaids. Our wireless base reached 7.9 million subscribers at the end of December, a 4.2% increase over 2023. In the fixed-line segment, we connected 14 thousand RGUs of which 10 thousand were broadband accesses. Fixed-line RGUs totaled 2.8 million at the end of 2024.

EBITDA +5.8% in Dominican Republic

In Dominican Republic, revenue increased 1.9% over the year to 15.8 billion Dominican pesos, with mobile service revenue rising 3.4% and fixed-line service revenue 3.8%. EBITDA of 8.2 billion Dominican pesos was up 5.8% over the year, leading the EBITDA margin to rise two percentage points in the period, to 51.9%.

Adjusted EBITDA +6.4% in Puerto Rico

In Puerto Rico revenue declined 6.9% year-on-year to 216 million dollars, with service revenue down 4.2% and equipment revenue falling 12.0%. EBITDA came in at 40 million dollars; it represented a 6.4% increase relative to the year-earlier quarter adjusting for a reduction in the cost of certain pension-related costs booked in the fourth quarter of 2023.

INCOME STATEMENT - The Caribbean Millions of Dollars

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	476	503	-5.2%	1,923	2,087	-7.8%

Total Service Revenue	418	431	-3.0%	1,693	1,717	-1.4%

Wireless Revenue	299	318	-5.9%	1,212	1,237	-2.0%

Service Revenue	241	253	-4.9%	986	1,013	-2.7%

Equipment Revenue	58	65	-9.9%	226	224	1.0%

Fixed Line Revenue(2)	180	183	-1.8%	720	719	0.1%

Other Revenue	-2	2	-232.0%	-9	131	-106.6%

EBITDA	175	191	-8.4%	710	831	-14.5%

% total revenue	36.7%	38.0%		36.9%	39.8%

Adjusted EBITDA(3)	175	176	-0.5%	710	722	-1.6%

% total revenue	36.7%	35.0%		36.9%	37.0%

EBIT	81	83	-2.4%	331	430	-23.1%

% total revenue	17.1%	16.6%		17.2%	20.6%

(1)Revenue reflects eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue includes other income.

(2)Includes equipment revenue.

(3)Adjusted for the sale of towers in The Dominican Republic in 2023 and for a change in the pension plan contribution in Puerto Rico in 2023.

Content

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Appendix

Glossary

The Caribbean Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	7,910	7,592	4.2%

Postpaid	2,315	2,243	3.2%

Prepaid	5,595	5,349	4.6%

ARPU (US$)	10	11	-9.0%

Churn (%)	3.0%	3.2%	-0.2

Revenue Generating Units (RGUs)(1)	2,843	2,787	2.0%

(1) Fixed Line, Broadband and Television.

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Consolidated

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Austria

Other
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Appendix

Glossary

Austria

We added 634 thousand M2M units and ten thousand wireless units in the fourth quarter to finish December with almost 12 million wireless subscribers. On the fixed-line platform we disconnected 27 thousand units, including 21 thousand landlines, taking the base down to 2.7 million RGUs.

Broadband revenue +5.1% YoY

Fourth quarter revenue totaled 734 million euros, 2.9% more than a year before, with service revenue rising 1.0%. Service revenue growth in the fixed-line platform picked up to 2.2% from 1.7% the precedent quarter, on the back of corporate networks revenue that rose 6.9% and broadband revenue that increased 5.1%, up from 4.3% and 2.5%, respectively, in the third quarter. Mobile service revenue decreased 0.5% over the prior year.

Adjusted EBITDA +5.8% YoY

EBITDA for the quarter, 254 million euros, was slightly adjusted downwards to 249 million euros to compensate for some extraordinary revenue in the quarter. Adjusted EBITDA was up 5.8% year-on-year when correcting also for the reversal of certain provisions a year ago having to do with stamp duties.

INCOME STATEMENT - Austria Millions of Euros

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	734	714	2.9%	2,807	2,798	0.3%

Total Service Revenue	632	626	1.0%	2,487	2,463	1.0%

Wireless Revenue	337	332	1.6%	1,293	1,287	0.5%

Service Revenue	270	272	-0.5%	1,083	1,070	1.2%

Equipment Revenue	67	60	11.2%	210	217	-3.2%

Fixed Line Revenue(2)	377	370	1.9%	1,449	1,461	-0.8%

EBITDA	254	276	-8.1%	1,039	1,064	-2.3%

% total revenue	34.6%	38.7%		37.0%	38.0%

Adjusted EBITDA	249	236	5.8%	1,033	1,030	0.3%

% total revenue	33.9%	33.0%		36.8%	36.8%

EBIT	85	118	-28.1%	387	493	-21.5%

% total revenue	11.6%	16.5%		13.8%	17.6%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Appendix

Glossary

Austria Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	5,131	5,127	0.1%

Postpaid	4,069	4,070	0.0%

Prepaid	1,062	1,056	0.6%

A1 Digital Subscribers (thousands)	6,833	5,108	33.8%

ARPU (Euros)(1)	18	18	-0.3%

Churn (%)(1)	1.3%	1.3%	0.0

Revenue Generating Units (RGUs)(2)	2,727	2,847	-4.2%

(1) Does not include A1 Digital subscribers.

(2) Fixed Line, Broadband and Television.

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Appendix

Glossary

Other European

68k postpaid net adds

Our combined operations in Eastern Europe gained 68 thousand postpaid subscribers but disconnected 256 thousand prepaids, for a net disconnection of 188 thousand subscribers in the quarter. Our subscriber base stood at 15.2 million at the end of December. On the fixed-line platform, we gained 87 thousand RGUs, including 60 thousand PayTV units and 30 thousand broadband accesses, to reach a total of 3.6 million RGUs in the region, 5.9% more than in the previous year.

Fixed-line service revenue +10.8% YoY

After increasing 12.3% annually fourth quarter revenue, 742 million euros, was for the first time higher than that of Austria. Service revenue increased 6.7%, with fixed-line revenue rising 10.8% driven by the solid growth of broadband and corporate networks, up 12.8% and 12.5% respectively, with PayTV revenue rising 9.3%. Mobile service revenue increased 5.0%.

EBITDA +23.8% YoY

Strong revenue growth in both platforms and efficiency gains resulted in a 23.8% jump in EBITDA to 271 million euros, with the EBITDA margin climbing 3.4 percentage points from a year before to 36.6%.

INCOME STATEMENT - Other European Millions of Euros

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Total Revenue(1)	742	661	12.3%	2,623	2,484	5.6%

Total Service Revenue	522	489	6.7%	2,031	1,911	6.3%

Wireless Revenue	505	469	7.8%	1,887	1,821	3.6%

Service Revenue	358	342	5.0%	1,425	1,368	4.2%

Equipment Revenue	147	127	15.6%	462	453	1.9%

Fixed Line Revenue(2)	224	179	25.3%	701	616	13.9%

EBITDA	271	219	23.8%	1,016	915	11.0%

% total revenue	36.6%	33.2%		38.7%	36.8%

EBIT	138	99	39.4%	513	478	7.3%

% total revenue	18.7%	15.0%		19.6%	19.3%

For further detail please visit www.a1.group/en/investor-relations

(1) Total revenue includes other revenue.

(2) Includes equipment revenue.

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Rates

Appendix

Glossary

Other European Operating Data

	4Q24	4Q23	Var.%

Wireless Subscribers (thousands)	15,159	15,011	1.0%

Postpaid	12,545	12,333	1.7%

Prepaid	2,614	2,678	-2.4%

ARPU (Euros)	8	8	4.0%

Churn (%)	2.2%	2.2%	0.0

Revenue Generating Units (RGUs)(1)	3,625	3,423	5.9%

(1) Fixed Line, Broadband and Television.

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Rates

Appendix

Glossary

Exchange Rates Local Currency Units per MxP

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Euro

End of Period	0.0511	0.0653	-21.8%	0.0511	0.0653	-21.8%

Average	0.0531	0.0613	-13.3%	0.0591	0.0609	-2.9%

USD

End of Period	0.0493	0.0592	-16.7%	0.0493	0.0592	-16.7%

Average	0.0498	0.0569	-12.5%	0.0546	0.0563	-3.0%

Brazilian Real

End of Period	0.3055	0.2866	6.6%	0.3055	0.2866	6.6%

Average	0.2909	0.2818	3.2%	0.2944	0.2813	4.7%

Argentinean Peso

End of Period	50.9169	47.8557	6.4%	50.9169	47.8557	6.4%

Average	49.8711	25.4096	96.3%	50.0510	16.6551	200.5%

Chilean Peso

End of Period	49.1635	51.9206	-5.3%	49.1635	51.9206	-5.3%

Average	47.9360	50.9323	-5.9%	51.5338	47.2638	9.0%

Colombian Peso

End of Period	217.5392	226.2438	-3.8%	217.5392	226.2438	-3.8%

Average	216.5195	231.7967	-6.6%	222.4847	243.8049	-8.7%

Guatemalan Quetzal

End of Period	0.3802	0.4633	-17.9%	0.3802	0.4633	-17.9%

Average	0.3842	0.4455	-13.8%	0.4239	0.4410	-3.9%

Peruvian Sol

End of Period	0.1860	0.2198	-15.4%	0.1860	0.2198	-15.4%

Average	0.1872	0.2153	-13.1%	0.2052	0.2110	-2.7%

Dominican Republic Peso

End of Period	3.0294	3.4564	-12.4%	3.0294	3.4564	-12.4%

Average	3.0127	3.2514	-7.3%	3.2562	3.1631	2.9%

Belarusian Ruble

End of Period	0.1356	0.1627	-16.7%	0.1356	0.1627	-16.7%

Average	0.1368	0.1564	-12.5%	0.1501	0.1547	-3.0%

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America and The
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Rates

Appendix

Glossary

Exchange Rates Local Currency Units per USD

	4Q24	4Q23	Var.%	Jan-Dec 24	Jan-Dec 23	Var.%

Euro

End of Period	1.0358	1.1039	-6.2%	1.0358	1.1039	-6.2%

Average	1.0664	1.0767	-1.0%	1.0819	1.0815	0.0%

Mexican Peso

End of Period	20.2683	16.8935	20.0%	20.2683	16.8935	20.0%

Average	20.0824	17.5770	14.3%	18.3045	17.7617	3.1%

Brazilian Real

End of Period	6.1923	4.8413	27.9%	6.1923	4.8413	27.9%

Average	5.8421	4.9530	18.0%	5.3888	4.9959	7.9%

Argentinean Peso

End of Period	1,032.0000	808.4500	27.7%	1,032.0000	808.4500	27.7%

Average	1,001.5305	446.6248	124.2%	916.1609	295.8217	209.7%

Chilean Peso

End of Period	996.4600	877.1200	13.6%	996.4600	877.1200	13.6%

Average	962.6696	895.2365	7.5%	943.3028	839.4845	12.4%

Colombian Peso

End of Period	4,409.1500	3,822.0500	15.4%	4,409.1500	3,822.0500	15.4%

Average	4,348.2274	4,074.2883	6.7%	4,072.4814	4,330.3837	-6.0%

Guatemalan Quetzal

End of Period	7.7063	7.8270	-1.5%	7.7063	7.8270	-1.5%

Average	7.7166	7.8314	-1.5%	7.7598	7.8336	-0.9%

Peruvian Sol

End of Period	3.7700	3.7130	1.5%	3.7700	3.7130	1.5%

Average	3.7593	3.7846	-0.7%	3.7568	3.7469	0.3%

Dominican Republic Peso

End of Period	61.4000	58.3900	5.2%	61.4000	58.3900	5.2%

Average	60.5014	57.1493	5.9%	59.6032	56.1826	6.1%

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Appendix

Glossary

Appendix A

Financial Debt of América Móvil(1) Millions

	Dec -24	Dec -23

Peso - denominated debt (MxP)	130,585	142,607

Bonds(2)	120,205	89,927

Banks and others	10,380	52,680

U.S. Dollar - denominated debt (USD)	10,254	8,496

Bonds	9,094	8,496

Banks and others	1,160	0

Euro - denominated Debt (EUR)	4,318	6,542

Bonds	2,782	5,472

Commercial Paper	1,246	510

Banks and others	290	560

Sterling - denominated Debt (GBP)	2,200	2,200

Bonds	2,200	2,200

Reais - denominated Debt (BRL)	10,000	8,250

Bonds	10,000	8,250

Banks and others	0	0

Debt denominated in other currencies (MxP)(3)	50,852	16,441

Bonds	5,581	5,098

Banks and others	45,271	11,343

Total Debt (MxP)	568,482	500,677

Cash, Marketable Securities and Short Term Financial Investments (MxP)(4)	83,336	115,268

Net Debt (MxP)	485,146	385,409

(1) This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria.

(2) Includes the effect of inflation-linked debt.

(3) Includes Peruvian soles.

(4) Includes fixed income securities.

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Appendix

Glossary

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenue in a given period to the average number of wireless subscribers in the same period.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA	Earnings Before Interest, Taxes, Depreciation, and Amortization.

EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after lease payments.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

Gross additions	Total number of subscribers acquired during the period.

Licensed pops	Licensed population. Population covered by the licenses that each of the companies manage.

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Appendix

Glossary

Glossary of Terms

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long-term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may recharge a mobile phone. The client does not hold a contract with the company.

Postpaid	Subscriber that has a contract for the use of voice and data, mobile WiFi routers and machine-to-machine devices.

SAC	Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenue.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Content

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Appendix

Glossary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Carlos José García Moreno Elizondo
Name:	Carlos José García Moreno Elizondo
Title:	Chief Financial Officer